Lawrence R. Lonergan, Esq. Partner Admitted to the NY, NJ and MA Bar Writer’s Email: llonergan@wlesq.com

96 Park Street

Montclair, NJ 07042

Tel: 973 641 4012

Fax: 973 509 0063

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Woods Lonergan PLLC

280 Madison Avenue, Suite 300

New York, NY 10016

Tel: 212 684 2500

Fax: 212 684 2512

Reply to

Montclair, NJ

November 30, 2022

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20459

Attn:	Jacob Luxenburg
David Irving

Re:	Re: Blue Chip Capital Group Inc.
Draft Registration Statement on Form S-1
Submitted June 22, 2022
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 1, 2022
CIK No. 0001932213

Dear Sirs:

This Firm represents Blue Chip Capital Group, Inc. (the “Company”) with regard to the above-referenced submission. On behalf of the Company, we offer the following responses to the Commission’s comments set forth in your letter of July 19, 2022.

Amendment No. 1 to Draft Registration Statement on Form S-1 Cover page

Comment 1. We note your disclosure regarding the possible quotation of your securities on the OTC Market. Please revise this disclosure prior to effectiveness to provide more details regarding the potential quotation or listing, such as the status of any applications for listing that you have made. Please also reconcile your disclosure with the last risk factor on page 12 referencing the possible listing of your securities on the “Nasdaq Stock Market or on another national securities exchange.”

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1 Cover page and page 12.

2. Please disclose on the cover page that following the offering you will be a “controlled company.” Include a cross-reference where you describe the definition and ramifications of being a “controlled company” in a new risk factor as well.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1 Cover page and additional Risk Factor, page 10.

Prospectus Summary, page 2

3. We note your disclosure at the top of page 2 referencing the company’s name as “Investview, Inc.,” which appears to be a clerical error. Please revise or advise.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Prospectus Summary, page 2.

4. Please prominently disclose here that you have incurred net losses in each fiscal quarter since inception and that your auditors have expressed substantial doubt about your ability to continue as a going concern, as disclosed elsewhere.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Prospectus Summary, page 2.

Our Business, page 2

5. Please provide support for your assertions and descriptions of Lending Club, Funding Circle Holdings PLC and SeedInvest. If these statements are solely your opinions, please clearly state as such.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Our Business, page 2.

6. We note your disclosures in this section and in the Business section regarding your named competitors. Please provide more details regarding how you are currently competing with these companies when it does not appear that you have begun operations.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Our Business, page 2.

7. Please provide more details regarding what your intellectual properties center upon and how that can be monetized. Include a discussion of the term “White Labeling,” as referenced on page 6.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Our Business, page 6.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

8. Please revise your next amendment to discuss interim period results as required by Item 303 of Regulation S-K.

Response: The Company reports no changes to interim period results.

9. We note your disclosure on page 25 that you have, “ongoing and pending contracts that are expected to generate operating cash to support operations well into 2022” despite the fact that you do not appear to have any revenues from operations. We further note your liquidity disclosure that you, “have cash reserves and cash commitments available to fund operations through the end of the year or longer.” Please revise your next amendment to address the disclosure requirements in Item 303 of Regulation S-K regarding liquidity. Specifically, address your ability to meet requirements in the short-term (the next 12 months from the most recent fiscal period end) and in the long-term (beyond the next 12 months).

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Forward Looking Statements, page 25.

Plan of Distribution, page 34

10. We note your disclosure regarding the potential use of placement agents and that you intend to utilize multiple closings of your offering. Please revise your disclosure to clarify the mechanics of your offering. Please also reconcile your disclosure in this section that the Units “are” being offered by your officers and directors with your cover page disclosure that your management “may” participate in the offering of the Units. We may have further comments based upon your revised disclosure.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, Plan of Distribution, page 34.

Placement Agent Agreement, page 34

11. Please define the term “Qualified Investors,” as your disclosure references on page 34.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, page 34.

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Audited Financial Statements for the Years Ended May 31, 2021 and 2020

Note 4 - Related Parties, page F-9

12. Please tell us the accounting guidance you relied upon for the forgiveness of payables by a related party. Further, tell us how you determined that the forgiveness resulted in an expense of $56,900 in 2021.

Response: The Company and its auditor relied on ASC 470-50-40-2, which states “extinguishment transactions between related entities may be in essence capital transactions.” Given this, the forgiveness was always treated as a contribution to capital in APIC and correctly reflected throughout the rest of the financial statements and the income statement presentation is corrected in the amendment.

Note 5 - Stockholders Equity, page F-9

13. Please tell us how you considered the guidance in Rule 5-02-27 of Regulation S-X concerning the classification of Preferred Stock within Stockholders’ Equity.

Response: The preferred stock is not redeemable and therefore reflected as equity rather than mezzanine or a liability.

Note 6 - Software Application, page F-9

14. Please provide us with your basis in authoritative accounting literature for capitalizing costs incurred related to the ongoing production of your development stage software application. Refer to ASC 985-20-25.

Response: The Company and its auditor do not believe that ASC 985 is applicable to the Company’s software applications. The Company and its auditor have followed ASC 350 regarding internal use software as the Company will use this platform internally to service customers.

Unaudited Financial Statements for the Period Ended February 28, 2022 and 2021, page F-11

15. Please revise your next amendment to reflect the correct period for the comparable income statement and cash flows of February 28, 2021 in the Table of Contents.

Response: This has been corrected in the amended filing.

Note 3 - Summary of Significant Accounting Policies Warrants, page F-18

16. We note your sale of shares of 3,040,000 shares for $95,000 during June and July 2021. As part of the agreement, you issued warrants with escalating strike prices. Please tell us how you considered the guidance in ASC 815-40-25 related to the sale and the potential allocation of the proceeds to warrants.

Response: We do not believe ASC 815 to be applicable to these warrants as they are not escalating price warrants but simply 3 separate tranches with varying expiration dates. For example, tranche 1 expires in 1 year; tranche 2 expires in 2 years; and tranche 3 expires in 3 years.

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Note 4 - Joint Venture, page F-20

17. Please tell us the following concerning RaiseWise Sweden referenced in Note 4:

● Do you account for RaiseWise Sweden as a consolidated, wholly-owned subsidiary or an equity method joint venture;

● How are you accounting for the investment in the development of the web platform that is valued at $250,000 given that there is no intellectual property on the Balance Sheet in the periods presented;

● Has the transaction been cash settled with Medcap LTD? If so, how was it accounted for in the financial statements.

Response: RaiseWise Sweden is a majority owned subsidiary that is consolidated but has had no operations through February 28, 2022. Through the agreement with Medcap, the value of $250,000 was an implied value as the agreement between Blue Chip Capital and Medcap was to sell 20% of the RaiseWise Sweden entity. We understand now that the language used previously may have been confusing and therefore, we have removed Note 4 and the disclosure has been moved to the organization footnote, Note 1.

The transaction has been settled and the payment of $50,000 from Medcapis recorded in equity as a contribution to equity.

Exhibits

Exhibit 5.1, page II-2

18. Please have counsel revise the legality opinion to opine on the Units and each security component thereof. In particular, please revise to address the following points:

● Please provide a binding obligation opinion with respect to the legality of the Units.

● Clearly opine that the common stock included in the Units will be, when sold, legally (or validly) issued, fully paid and non-assessable.

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● Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.

● Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. In that regard, we note that the opinion does not indicate that the warrants will be the binding obligation of the registrant, and the opinion is limited to the laws of Nevada. However, the form of common stock purchase warrant filed as Exhibit 4.1 indicates that the warrant will be governed by the laws of the State of Delaware.

For guidance, please refer to Staff Legal Bulletin 19.

Response: See revised legality opinion, attached to Amendment No. 2 to Draft Registration Statement on Form S-1 as Exhibit 5.1.

General

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d)of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: The Company has no such written communications.

20. We note that in Amendment No. 1 you removed your previous disclosure in the section headed “Description of the Offered Securities.” Please restore this disclosure or explain to us why it was deleted.

Response: Please see marked changes to Amendment No. 2 to Draft Registration Statement on Form S-1, page 32, “Description of the Offered Securities.”

Thank you.

Sincerely,

Lawrence R. Lonergan, Esq.

c: Blue Chip Capital Group, Inc.

Encs.

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